UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY

OF MANAGEMENT INVESTMENT COMPANIES

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1.	Investment Company Act File Number:	Date examination completed:
	814-00235	October 12, 2021

2.	State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3.	Exact name of investment company as specified in registration statement:

Rand Capital Corporation

4.	Address of principal executive office (number, street, city, state, zip code):

1405 Rand Building, Buffalo, NY 14203

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Rand Capital Corporation

14 Lafayette Square, Suite 1405

Buffalo, NY 14203

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

November 24, 2021

Freed Maxick CPAs, P.C.
424 Main Street, Suite 800

Buffalo, NY 14202

To Whom It May Concern:

We, as members of management of Rand Capital Corporation (the “Corporation”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Corporation’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 12, 2021 and from July 12, 2021 (the date of our last examination) through October 12, 2021.

Based on this evaluation, we assert that the Corporation was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 12, 2021 and from July 12, 2021 through October 12, 2021, with respect to securities reflected in the investment account of the Corporation.

Rand Capital Corporation

By:

/s/Allen F. Grum
Allen F. Grum
President and Chief Executive Officer

/s/Daniel P. Penberthy
Daniel P. Penberthy
Executive Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Rand Capital Corporation

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Rand Capital Corporation (the “Corporation”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of October 12, 2021. Management is responsible for the Corporation’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Corporation’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgement, including the assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion. Included among our procedures were the following tests performed as of October 12, 2021, and with respect to agreement of security purchases and sales, for the period from July 12, 2021 (the date of our last examination), through October 12, 2021:

●	Count and inspection of all securities located in the vault of the Corporation in Buffalo, New York without prior notice to management;

●	Reconciliation of all such securities to the books and records of the Corporation;

●	Agreement of any additional investments in portfolio companies from the books and records of the Corporation to the related supporting documentation and/or agreements;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Corporation’s compliance with specified requirements.

In our opinion, management’s assertion that the Corporation complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 12, 2021 with respect to securities reflected in the investment account of the Corporation is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Corporation and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Buffalo, New York

September 1, 2021